Exhibit 99.1

Rogers Reports Fourth Quarter 2008 Financial and Operating Results

Fourth Quarter Consolidated Revenue Grows 9% to $2.9 Billion;

Adjusted Operating Profit Grows 1% to $968 Million as Strong Double-Digit Operating Profit Growth at Cable is Partially Offset by Acquisition and Retention Costs From Successful Smartphone Campaign at Wireless and Advertising Revenue Declines at Media;

Wireless Generates Further Improvements in ARPU and Churn, While Cable Drives Continued Year-Over-Year Margin Expansion;

Consolidated Net Loss Reflects Non-Cash Impairment Charge Relating to Conventional Television Assets of $294 Million Resulting from Recessionary Declines in Advertising Revenues;

Rogers Board Approves 16% Increase in Annual Dividend and Renewal of $300 Million Share Repurchase Program for 2009

TORONTO (February 18, 2009) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and twelve months ended December 31, 2008.

Financial highlights are as follows:
	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue	$2,941	$2,687	9	$11,335	$10,123	12
Operating profit(1)	902	884	2	4,078	3,099	32
Net income (loss)	(138)	254	n/m	1,002	637	57
Net income (loss) per share:
Basic	$(0.22)	$0.40	n/m	$1.57	$1.00	57
Diluted	(0.22)	0.40	n/m	1.57	0.99	59

As adjusted:(2)
Operating profit(1)	$968	$957	1	$4,060	$3,703	10
Net income	164	302	(46)	1,260	1,066	18
Net income per share:
Basic	$0.26	$0.47	(45)	$1.98	$1.67	19
Diluted	0.26	0.47	(45)	1.98	1.66	19

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) the impact of a one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options; (ii) stock-based compensation (recovery) expense; (iii) integration and restructuring expenses; (iv) the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement; (v) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; and (vi) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets and the related income tax impact of the above amounts.

n/m:	not meaningful.

Rogers Communications Inc.	1	Fourth Quarter 2008 Earnings Press Release

Highlights of the fourth quarter of 2008 include the following:

•
Generated growth in quarterly revenue of 9%, while adjusted operating profit grew 1% to $968 million as strong double-digit operating profit growth at Cable is partially offset by acquisition and retention costs from the successful smartphone campaign at Wireless and advertising revenue declines at Media.

•
Wireless subscriber net additions totalled 199,000, with higher-value postpaid net additions of 158,000. Postpaid monthly ARPU (average revenue per user) increased 2% year-over-year to $74.71, driven in part by the 36% growth in data revenue to $262 million, representing approximately 18% of network revenue, while churn was further reduced to 1.12%.

•
Wireless activated more than 400,000 smartphone devices during the quarter. Approximately 40% of these activations were to subscribers new to Wireless with the other 60% being to existing Wireless subscribers who upgraded devices, committed to new term contracts, and in most cases attached both voice and monthly data packages which generate considerably above average ARPU. The results of this successful smartphone campaign drove significantly higher acquisition and retention costs at Wireless.

•
Wireless unveiled even faster speeds on its 3.5G next generation HSPA network, with 7.2 Mbps speeds now available from coast-to-coast to more than 75% of the Canadian population. Rogers' 3.5G network ranks amongst the fastest mobile networks anywhere in the world and allows customers to communicate in innovative ways with mobile multimedia, download large files ultra-fast and utilize Internet speeds on the go that are similar to a standard broadband connection.

•
Fido launched new branding and a suite of straightforward 'all-in' plans aimed at the value oriented consumer segment that include usage alerts, easy price plan switching and the option of no term contract.

•
Cable’s Internet subscriber base grew during the quarter by 19,000 to 1.6 million, and digital cable households increased by 61,000 to reach 1.6 million, of which more than 568,000 households now receive high-definition television (“HDTV”) services.

•
Cable ended the quarter with 840,000 residential voice-over-cable telephony lines, reflecting net additions of 40,000 lines for the quarter. This brings the total penetration of cable telephony lines to 36% of basic cable subscribers, up from 29% at December 31, 2007.

•
Rogers recorded non-cash impairment losses on goodwill, intangible assets and other long-term assets totalling $294 million related to its conventional television business to adjust its carrying value to reflect a lower assessment of fair value amidst recent recessionary declines in advertising revenues.

•
At December 31, 2008 Rogers had approximately $1.8 billion in available credit under its $2.4 billion committed bank credit facility that matures in July 2013. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May 2011. This financial position provides us with substantial liquidity and flexibility.

Rogers Communications Inc.	2	Fourth Quarter 2008 Earnings Press Release

•
Rogers also announced today that its Board of Directors has approved a 16% increase in the annual dividend to $1.16 per share effective immediately, and that it has approved the renewal of a normal course issuer bid (“NCIB”) to repurchase up to $300 million of Rogers shares on the open market during the next twelve months.

•
Rogers’ founder, President and Chief Executive Officer Edward S. “Ted” Rogers, passed away on December 2, 2008. Alan Horn, Chairman of the Board of Rogers Communications Inc., was appointed by the Board to serve as acting Chief Executive Officer as the Board performs a search, considering internal and external candidates, for a permanent CEO.

“In December 2008, we mourned the passing of the Company’s founder and Chief Executive Officer, Ted Rogers,” said Alan Horn, Chairman and acting Chief Executive Officer of Rogers Communications Inc. "Ted Rogers was one of a kind who built this company from one FM radio station nearly 50 years ago into what is today Canada's largest wireless, cable and media company. His absence has been felt deeply during this difficult time by everyone at Rogers and he will be sadly missed, but never forgotten."

“Generating nine percent top line growth in the face of the increasingly challenging economic backdrop is a respectable performance for Rogers,” continued Alan Horn. “Our Wireless and Cable businesses continue to generate good subscriber growth, which speaks to the quality and utility of our products. Our operating results also reflect the large but successful investment our Wireless business again made this quarter in activating a very significant number of smartphone customers who will in turn provide higher than average revenue per customer and lower churn in subsequent periods.”

Horn concluded by saying “The increased dividend and renewal of our share buyback program for 2009, which were both announced today, combine to provide for a balanced and tax efficient allocation of a portion of the free cash flow we expect to generate this year and underline our Board and management’s continued confidence in the strategic position of the Company."

This earnings release should be read in conjunction with our 2007 Annual MD&A and our 2007 Annual Audited Consolidated Financial Statements and Notes thereto, as well as our 2008 quarterly interim financial and other recent securities filings available on SEDAR at www.sedar.com. As this earnings release includes forward-looking statements and assumptions, readers should carefully review the sections of this release entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this earnings release, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•	“Cable”, which refers to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 52 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

Rogers Communications Inc.	3	Fourth Quarter 2008 Earnings Press Release

Substantially all of our operations are in Canada.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Throughout this earnings release, percentage changes are calculated using numbers rounded to which they appear.

Rogers Communications Inc.	4	Fourth Quarter 2008 Earnings Press Release

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS (Unaudited)

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Wireless	$1,655	$1,466	13	$6,335	$5,503	15
Cable
Cable Operations	741	680	9	2,878	2,603	11
RBS	132	140	(6)	526	571	(8)
Rogers Retail	117	105	11	417	393	6
Corporate items and eliminations	(5)	(2)	150	(12)	(9)	33
	985	923	7	3,809	3,558	7
Media	394	364	8	1,496	1,317	14
Corporate items and eliminations	(93)	(66)	41	(305)	(255)	20
Total	2,941	2,687	9	11,335	10,123	12

Adjusted operating profit (loss)(1)
Wireless	639	658	(3)	2,806	2,589	8
Cable
Cable Operations	298	260	15	1,171	1,008	16
RBS	14	8	75	59	12	n/m
Rogers Retail	1	(3)	n/m	3	(4)	n/m
	313	265	18	1,233	1,016	21
Media	46	63	(27)	142	176	(19)
Corporate items and eliminations	(30)	(29)	3	(121)	(78)	55
Adjusted operating profit(1)	968	957	1	4,060	3,703	10
Stock option plan amendment(2)	-	-	n/m	-	(452)	n/m
Stock-based compensation recovery (expense)(2)	(25)	(4)	n/m	100	(62)	n/m
Integration and restructuring expenses(3)	(41)	(17)	141	(51)	(38)	34
Contract renegotiation fee(4)	-	(52)	n/m	-	(52)	n/m
Adjustment for CRTC Part II fees decision(5)	-	-	n/m	(31)	-	n/m
Operating profit(1)	902	884	2	4,078	3,099	32
Other income and expense, net(6)	1,040	630	65	3,076	2,462	25
Net income (loss)	$(138)	$254	n/m	$1,002	$637	57

Net income (loss) per share:
Basic	$(0.22)	$0.40	n/m	$1.57	$1.00	57
Diluted	(0.22)	0.40	n/m	1.57	0.99	59

As adjusted:(1)
Net income	$164	$302	(46)	$1,260	$1,066	18
Net income per share:
Basic	$0.26	$0.47	(45)	$1.98	$1.67	19
Diluted	0.26	0.47	(45)	1.98	1.66	19

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$310	$252	23	$929	$822	13
Cable
Cable Operations	336	246	37	829	710	17
RBS	11	25	(56)	36	83	(57)
Rogers Retail	9	9	-	21	21	-
	356	280	27	886	814	9
Media	32	32	-	81	77	5
Corporate	85	60	42	125	83	51
Total	$783	$624	25	$2,021	$1,796	13

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net Enterprises Inc. (“Call-Net”), Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”), the restructuring of Rogers Business Solutions (“RBS”), and the closure of certain Rogers Retail stores.

(4)	One-time charge resulting from the renegotiation of an Internet-related services agreement.
(5)	Relates to an adjustment for CRTC Part II fees related to prior periods.
(6)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.

Rogers Communications Inc.	5	Fourth Quarter 2008 Earnings Press Release

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this earnings release.

Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with tables in the Supplemental Information section entitled “Segmented Information”.

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Net income (loss)	$(138)	$254	n/m	$1,002	$637	57
Income tax expense	87	84	4	424	249	70
Other expense (income), net	(3)	(2)	50	(28)	4	n/m
Change in the fair value of derivative instruments	(43)	3	n/m	(64)	34	n/m
Loss on repayment of long-term debt	-	-	n/m	-	47	n/m
Foreign exchange loss (gain)	77	(1)	n/m	99	(54)	n/m
Debt issuance costs	-	-	n/m	16	-	n/m
Interest on long-term debt	157	138	14	575	579	(1)
Operating income	137	476	(71)	2,024	1,496	35
Impairment losses on goodwill, intangible assets and other long-term assets	294	-	n/m	294	-	n/m
Depreciation and amortization	471	408	15	1,760	1,603	10
Operating profit	902	884	2	4,078	3,099	32
Stock option plan amendment	-	-	n/m	-	452	n/m
Stock-based compensation (recovery) expense	25	4	n/m	(100)	62	n/m
Integration and restructuring expenses	41	17	141	51	38	34
Adjustment for CRTC Part II fees decision	-	-	n/m	31	-	n/m
Contract renegotiation fee	-	52	n/m	-	52	n/m
Adjusted operating profit	$968	$957	1	$4,060	$3,703	10

Net Income (Loss) and Net Income (Loss) Per Share

We recorded a net loss of $138 million for the three months ended December 31, 2008, or basic and diluted loss per share of $0.22, compared to net income of $254 million, or basic and diluted earnings per share of $0.40 in the corresponding period in 2007.

Income Tax Expense

Due to our non-capital loss carryforwards, our income tax expense for the three months ended December 31, 2008 and 2007 substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rate for the three months ended December 31, 2008 was (170.6%). The effective income tax rate differed significantly from the 2008 statutory income tax rate of 32.7% primarily due to impairment losses on goodwill and intangible assets that are not deductible for income tax purposes. These losses do not give rise to any tax benefits. Accordingly, our reconciliation of income tax expense includes an increase of $51 million in respect of this item. In addition, during the three months ended December 31, 2008, we recorded a future income tax charge of $64 million relating to an increase in the valuation allowance recorded in respect of realized and unrealized capital losses and other future tax assets. The effective income tax rate for the three months ended December 31, 2007 was 24.9%. The effective income tax rate for the three months ended December 31, 2007 differed from the 2007 statutory income tax rate of 35.2% primarily due to benefits realized from changes to prior year tax filing positions and other adjustments.

Rogers Communications Inc.	6	Fourth Quarter 2008 Earnings Press Release

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	2008	2007	2008	2007

Statutory income tax rates	32.7%	35.2%	32.7%	35.2%

Income before income taxes	$(51)	$338	$1,426	$886

Income tax expense (recovery) at statutory income tax rate on income before income taxes	$(17)	$119	$466	$312
Increase (decrease) in income taxes resulting from:
Ontario harmonization credit	-	-	(65)	-
Stock-based compensation	2	2	5	(17)
Vidéotron Ltée termination payment	-	-	-	(25)
Change in valuation allowance	64	(13)	19	(20)
Effect of tax rate changes	(11)	21	(33)	47
Impairment losses on goodwill and intangible assets not deductible for income tax purposes	51	-	51	-
Difference between rates applicable to subsidiaries	1	(3)	(2)	(12)
Benefits related to changes to prior year tax filing positions and other items	(3)	(42)	(17)	(36)

Income tax expense	$87	$84	$424	$249

Effective income tax rate	(170.6%)	24.9%	29.7%	28.1%

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three months ended December 31, 2008 was primarily the result of the changes in the value of the Canadian dollar relative to that of the U.S. dollar related to the Cross-Currency Interest Rate Exchange Agreements (“Cross-Currency Swaps”) hedging the US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. We have recorded our Cross-Currency Swaps at an estimated credit-adjusted mark-to-market valuation. For the impact, refer to the section entitled “Fair Market Value Asset and Liability for Cross-Currency Swaps”.

Foreign Exchange Loss (Gain)

During the three months ended December 31, 2008, the Canadian dollar weakened by 16 cents versus the U.S. dollar resulting in a foreign exchange loss of $77 million, primarily related to US$750 million of U.S. dollar-denominated long-term debt that is not hedged for accounting purposes. During the corresponding period of 2007, the Canadian dollar strengthened by 0.8 cents, versus the U.S. dollar and we had a foreign exchange gain of $1 million during the three months ended December 31, 2007.

Interest on Long-Term Debt

The increase in interest expense for the three months ended December 31, 2008, compared to the corresponding period of the prior year, is primarily due to the $0.9 billion net increase in long-term debt at December 31, 2008 compared to December 31, 2007, including the impact of Cross-Currency Swaps and the August 2008 issuance of US$1.75 billion aggregate principal amount of Senior Notes, partially offset by the $655 million decrease in the amount drawn under our bank credit facility at year-end. The net increase in our long-term debt in 2008 was largely required due to the payment of an aggregate $1.0 billion for the acquisition of spectrum licences in the AWS spectrum auction.

Rogers Communications Inc.	7	Fourth Quarter 2008 Earnings Press Release

Operating Income

The decrease in operating income in the three months ended December 31, 2008, compared to the corresponding period of the prior year, reflects the growth in expenses, including impairment losses on goodwill, intangible assets and other long-term assets, and integration and restructuring expenses, of $593 million exceeding the growth in revenue of $254 million. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets

In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three months ended December 31, 2008, compared to the corresponding period of the prior year, primarily reflects an increase in depreciation on property, plant and equipment (“PP&E”) expenditures.

Stock-based Compensation

On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. As a result, all outstanding stock options were classified as liabilities and are now carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is now marked-to-market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

A summary of stock-based compensation (recovery) expense is as follows:

	One-time Non-cash	Stock-based Compensation (Recovery) Expense Included in Operating, General and Administrative Expenses
	Charge Upon Adoption	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	in Q2 2007	2008	2007	2008	2007

Wireless	$46	$4	$2	$(5)	$11
Cable	113	7	(2)	(32)	11
Media	84	5	1	(17)	10
Corporate	209	9	3	(46)	30
	$452	$25	$4	$(100)	$62

At December 31, 2008, we had a liability of $278 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three months ended December 31, 2008, $41 million was paid to holders of stock options and restricted share units upon exercise using the SAR feature.

Rogers Communications Inc.	8	Fourth Quarter 2008 Earnings Press Release

Integration and Restructuring Expenses

During the three months ended December 31, 2008, we incurred $38 million of restructuring expenses related to severances resulting from targeted restructuring of our employee base to improve our cost structure in light of the declining economic conditions. In addition, we incurred integration expenses of $3 million related to the integration of previously acquired businesses and related restructuring.

Adjusted Operating Profit

Cable contributed to the increase in adjusted operating profit for the three months ended December 31, 2008 compared to the three months ended December 31, 2007, partially offset by a decrease in both Wireless’ and Media’s adjusted operating profit for the three months ended December 31, 2008, compared to the corresponding period in 2007. Wireless’ quarterly adjusted operating profit reflects the significant costs associated with the heavy sales volumes of smartphone devices as discussed below, while Media’s quarterly adjusted operating profit reflects the weakening industry expectations in the conventional television business and declines in advertising revenues amidst the slowing economy. Refer to the individual segment discussions for details of the respective changes in adjusted operating profit.

Consolidated adjusted operating profit for the three months ended December 31, 2008 and 2007, respectively, excludes: (i) stock-based compensation expense of $25 million and $4 million; (ii) integration and restructuring expenses of $41 million and $17 million; and (iii) a one-time charge resulting from the renegotiation of an Internet-related services agreement of $52 million in the three months ended December 31, 2007.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	9	Fourth Quarter 2008 Earnings Press Release

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Postpaid	$1,426	$1,283	11	$5,548	$4,868	14
Prepaid	70	70	-	285	273	4
One-way messaging	2	3	(33)	10	13	(23)
Network revenue	1,498	1,356	10	5,843	5,154	13
Equipment sales	157	110	43	492	349	41
Total operating revenue	1,655	1,466	13	6,335	5,503	15

Operating expenses before the undernoted
Cost of equipment sales	326	208	57	1,005	703	43
Sales and marketing expenses	214	186	15	691	653	6
Operating, general and administrative expenses	476	414	15	1,833	1,558	18
	1,016	808	26	3,529	2,914	21
Adjusted operating profit(1)(2)	639	658	(3)	2,806	2,589	8
Stock option plan amendment(3)	-	-	n/m	-	(46)	n/m
Stock-based compensation recovery (expense)(3)	(4)	(2)	100	5	(11)	n/m
Integration and restructuring expenses(4)	(14)	-	n/m	(14)	-	n/m
Operating profit(1)	$621	$656	(5)	$2,797	$2,532	10

Adjusted operating profit margin as % of network revenue(1)	42.7%	48.5%		48.0%	50.2%

Additions to PP&E(1)	$310	$252	23	$929	$822	13

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)
Adjusted operating profit includes a loss of $3 million and $14 million for the three and twelve months ended December 31, 2008, respectively, and a loss of $8 million and $31 million for the three and twelve months ended December 31, 2007, respectively, related to the Inukshuk wireless broadband initiative.

(3)	See the section entitled “Stock-based Compensation”.
(4)	Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.

Rogers Communications Inc.	10	Fourth Quarter 2008 Earnings Press Release

Summarized Wireless Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2008	2007	Chg	2008	2007	Chg

Postpaid
Gross additions(1)	369	362	7	1,341	1,352	(11)
Net additions	158	158	-	537	581	(44)
Adjustment to postpaid subscriber base(2)	-	-	-	-	(65)	65
Total postpaid retail subscribers	6,451	5,914	537	6,451	5,914	537
Average monthly revenue per user ("ARPU")(3)	$74.71	$73.33	$1.38	$75.27	$72.21	$3.06
Average monthly usage (minutes)	596	596	-	589	573	16
Monthly churn	1.12%	1.17%	(0.05%)	1.10%	1.15%	(0.05%)
Prepaid
Gross additions	173	156	17	632	635	(3)
Net additions	41	25	16	67	70	(3)
Adjustment to prepaid subscriber base(2)	-	-	-	-	(26)	26
Total prepaid retail subscribers	1,491	1,424	67	1,491	1,424	67
ARPU(3)	$15.91	$16.59	$(0.68)	$16.65	$16.46	$0.19
Monthly churn	3.03%	3.12%	(0.09%)	3.31%	3.42%	(0.11%)

(1)
During the third quarter of 2008, an adjustment associated with laptop wireless data card (“air card”) subscribers resulted in the addition of approximately 11,000 subscribers to Wireless’ postpaid subscriber base. This adjustment is included in gross additions for the twelve months ended December 31, 2008.  Beginning in the third quarter of 2008, air cards are included in the gross additions for postpaid subscribers.

(2)
During the second quarter of 2007, Wireless decommissioned its Time Division Multiple Access (“TDMA”) and analog networks and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 65,000 subscribers from Wireless’ postpaid subscriber base and the removal of approximately 26,000 subscribers from Wireless’ prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.

(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Network Revenue

The increase in network revenue for the three months ended December 31, 2008, compared to the corresponding period of the prior year, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the year-over-year growth of wireless data. The 2% year-over-year increase in postpaid ARPU reflects the impact of higher wireless data revenue, as well as increased usage of various calling features, which was partially offset by a modest decline in the voice component of ARPU. The voice component of postpaid ARPU declined by approximately 2% during the quarter, reflecting the impact of a softer economy on North American roaming, long-distance and out-of-bucket voice usage combined with a general increase in the level of competitive intensity. Excluding the decline in roaming which is linked principally to the economic slowdown, the voice component of postpaid ARPU would have decreased by less than 1% during the quarter.

Wireless’ success in the continued reduction of postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

For the three months ended December 31, 2008, wireless data revenue increased by approximately 36% over the corresponding period of 2007, to $262 million. This increase in data revenue reflects the continued growth of smartphone and air card devices which is driving the use of text messaging and e-mail, wireless Internet access, and other wireless data services, partially offset by the impact of certain data services price reductions made in the second and third quarters of 2008. For the three months ended December 31, 2008, data revenue represented approximately 18% of total network revenue, compared to 14% in the corresponding period of 2007.

Rogers Communications Inc.	11	Fourth Quarter 2008 Earnings Press Release

Wireless Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the large volume of smartphones sold in the fourth quarter of 2008.

Wireless activated more than 400,000 smartphone devices, including iPhone 3G and BlackBerry devices, during the fourth quarter of 2008. Approximately 40% of these activations were to subscribers new to Wireless with the other 60% being to existing Wireless subscribers who upgraded devices, committed to new multi-year term contracts, and in most cases attached both voice and monthly data packages which generate considerably above average ARPU. Smartphone devices as a percent of postpaid gross additions increased to approximately 49% in the current quarter from approximately 13% in the same quarter in 2007, while smartphone devices as a percent of device upgrades increased to approximately 51% in the current quarter from approximately 18% in the same quarter in 2007. Because Wireless incurs significant handset subsidies for each unit activated, the results of this successful smartphone sales campaign drove significantly higher acquisition and retention costs at Wireless.

The high upfront cost associated with adding smartphone subscribers so rapidly is an investment made to obtain customers with significantly higher than average ARPU for multi-year contracts which we expect will have the effect in subsequent periods of being accretive to overall ARPU while reducing overall churn.

Wireless Operating Expenses

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per subscriber statistics)	2008	2007	% Chg	2008	2007	% Chg

Operating expenses
Cost of equipment sales	$326	$208	57	$1,005	$703	43
Sales and marketing expenses	214	186	15	691	653	6
Operating, general and administrative expenses	476	414	15	1,833	1,558	18
Operating expenses before the undernoted	1,016	808	26	3,529	2,914	21
Stock option plan amendment(1)	-	-	n/m	-	46	n/m
Stock-based compensation (recovery) expense(1)	4	2	100	(5)	11	n/m
Integration and restructuring expenses(2)	14	-	n/m	14	-	n/m
Total operating expenses	$1,034	$810	28	$3,538	$2,971	19

Average monthly operating expense per subscriber before sales and marketing expenses(3)	$24.46	$21.25	15	$23.09	$20.61	12

Sales and marketing costs per gross subscriber addition(3)	$509	$440	16	$459	$401	14

(1)	See the section entitled “Stock-based Compensation”.
(2)	Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.
(3)
As defined. See the section entitled “Key Performance Indicator and Non-GAAP Measures”. As calculated in the “Supplementary Information” section. Average monthly operating expense per subscriber includes retention costs and excludes sales and marketing expenses and stock-based compensation (recovery) expense.

As a result of the significant number of smartphone activations, certain Wireless metrics for the fourth quarter of 2008, including cost of equipment sales, retention costs, cost of acquisition per subscriber and operating expense per subscriber, increased measurably over the same period in the prior year which had a dilutive impact on Wireless’ operating profit growth. However, the large majority of smartphone customers subscribe to both voice and data service plans for multi-year terms, which has, to date, resulted in these customers generating greater than 150% of the average subscriber ARPU. These investments in attracting and retaining smartphone subscribers results in the creation of net positive lifetime value per subscriber added. Consequently, Wireless' ARPU levels are expected to be positively impacted over the term of the subscribers’ three year contracts. See the sections entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and “2009 Financial and Operating Guidance” below.

Rogers Communications Inc.	12	Fourth Quarter 2008 Earnings Press Release

Cost of equipment sales increased for the three months ended December 31, 2008, compared to the corresponding period of the prior year, and was primarily the result of the large volume of smartphone sales.

The year-over-year increase in operating, general and administrative expenses, excluding retention spending discussed below, in the three months ended December 31, 2008, compared to the corresponding period of 2007, were partially driven by growth in the Wireless subscriber base. In addition, there were higher costs to support increased usage of wireless data services, as well as increases in information technology, customer care, and credit and collection costs as a result of the complexity of supporting more sophisticated devices and services. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $176 million in the three months ended December 31, 2008, compared to $110 million in the corresponding period of the prior year. As a result of the fourth quarter smartphone marketing campaign, Wireless had a higher than normal rate of upgrade activity by existing subscribers during the quarter. Approximately 60% of the smartphone device activations in the fourth quarter of 2008 were hardware and service plan upgrades by existing subscribers which drove the largest portion of the increase in retention spending.

Wireless estimates that the incremental hardware subsidy and data plan commission costs associated with the significant smartphone volumes during the fourth quarter of 2008 drove approximately $85 million of incremental expenses versus what the same volume of devices would have been with the device sales mix which existed in the fourth quarter of the prior year.

Wireless Adjusted Operating Profit

The year-over-year change in adjusted operating profit reflects primarily the significant increase in cost of equipment sales from the smartphone handset subsidies discussed above, partially offset by the increase in network revenue. Primarily as a result of the investment in a significant number of high ARPU, but high subsidy smartphone activations, Wireless’ adjusted operating profit margin on network revenue (which excludes equipment sales revenue) decreased to 42.7% for the three months ended December 31, 2008, compared to 48.5% in the corresponding period of 2007.

Spectrum Auction Conclusion

Wireless participated in the AWS spectrum auction in Canada which commenced on May 27, 2008 and concluded on July 21, 2008. Wireless acquired 20 MHz of AWS spectrum, which operates in the 1700/2100 MHz frequency range, across all 13 provinces and territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/MHz/pop. Final payment was submitted to Industry Canada on September 3, 2008 and Rogers was granted its licences on December 22, 2008.

Rogers Communications Inc.	13	Fourth Quarter 2008 Earnings Press Release

Wireless Additions to Property, Plant and Equipment

Wireless additions to PP&E, which excludes the acquisition of AWS spectrum discussed above, are classified into the following categories:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Additions to PP&E
HSPA ("High-Speed Packet Access")	$76	$57	33	$315	$316	(0)
Network - capacity	54	38	42	200	169	18
Network - other	107	100	7	259	175	48
Information and technology and other	72	54	33	152	147	3
Inukshuk	1	3	(67)	3	15	(80)
Total additions to PP&E	$310	$252	23	$929	$822	13

Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to various markets across Canada and the upgrade to faster network throughput speeds. Other network-related PP&E additions included national site build activities, additional spending on test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms. Information and technology and other initiatives included billing and back office system upgrades, and other facilities and equipment spending.

Rogers Communications Inc.	14	Fourth Quarter 2008 Earnings Press Release

CABLE

Summarized Cable Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2008(1)	2007(2)	% Chg	2008(1)	2007(2)	% Chg

Operating revenue
Cable Operations(3)	$741	$680	9	$2,878	$2,603	11
RBS	132	140	(6)	526	571	(8)
Rogers Retail	117	105	11	417	393	6
Intercompany eliminations	(5)	(2)	150	(12)	(9)	33
Total operating revenue	985	923	7	3,809	3,558	7

Operating profit (loss) before the undernoted
Cable Operations(3)	298	260	15	1,171	1,008	16
RBS	14	8	75	59	12	n/m
Rogers Retail	1	(3)	n/m	3	(4)	n/m
Adjusted operating profit(4)	313	265	18	1,233	1,016	21
Stock option plan amendment(5)	-	-	n/m	-	(113)	n/m
Stock-based compensation recovery (expense)(5)	(7)	2	n/m	32	(11)	n/m
Integration and restructuring expenses(6)	(10)	(17)	(41)	(20)	(38)	(47)
Contract renegotiation fee(7)	-	(52)	n/m	-	(52)	n/m
Adjustment for CRTC Part II fees decision(8)	-	-	n/m	(25)	-	n/m
Operating profit(4)	$296	$198	49	$1,220	$802	52

Adjusted operating profit (loss) margin(4)
Cable Operations(3)	40.2%	38.2%		40.7%	38.7%
RBS	10.6%	5.7%		11.2%	2.1%
Rogers Retail	0.9%	(2.9%)		0.7%	(1.0%)

Additions to PP&E(4)
Cable Operations(3)	$336	$246	37	$829	$710	17
RBS	11	25	(56)	36	83	(57)
Rogers Retail	9	9	-	21	21	-
Total additions to PP&E	$356	$280	27	$886	$814	9

(1)	The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2)	The operating results of Futureway are included in Cable’s results of operations from the date of acquisition on June 22, 2007.
(3)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(4)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(5)	See the section entitled “Stock-based Compensation”.
(6)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(7)	One-time charge resulting from the renegotiation of an Internet-related services agreement.
(8)	Relates to an adjustment for CRTC Part II fees related to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	15	Fourth Quarter 2008 Earnings Press Release

CABLE OPERATIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Core Cable	$430	$397	8	$1,669	$1,540	8
Internet	182	160	14	695	608	14
Rogers Home Phone	129	123	5	514	455	13
Total Cable Operations operating revenue	741	680	9	2,878	2,603	11

Operating expenses before the undernoted
Sales and marketing expenses	58	69	(16)	248	257	(4)
Operating, general and administrative expenses	385	351	10	1,459	1,338	9
	443	420	5	1,707	1,595	7
Adjusted operating profit(1)	298	260	15	1,171	1,008	16
Stock option plan amendment(2)	-	-	n/m	-	(106)	n/m
Stock-based compensation recovery (expense)(2)	(7)	1	n/m	30	(10)	n/m
Integration and restructuring expenses(3)	(7)	-	n/m	(9)	(9)	-
Contract renegotation fee(4)	-	(52)	n/m	-	(52)	n/m
Adjustment for CRTC Part II fees decision(5)	-	-	n/m	(25)	-	n/m
Operating profit(1)	$284	$209	36	$1,167	$831	40

Adjusted operating profit margin(1)	40.2%	38.2%	5	40.7%	38.7%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions and the integration of Call-Net, Futureway and Aurora Cable.

(4)	One-time charge resulting from the renegotiation of an Internet-related services agreement.
(5)	Relates to an adjustment for CRTC Part II fees related to prior periods.

Rogers Communications Inc.	16	Fourth Quarter 2008 Earnings Press Release

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands, except ARPU)	2008	2007(1)	Chg	2008	2007(1)	Chg

Cable homes passed(2)	3,547	3,575	(28)	3,547	3,575	(28)

Basic Cable
Net additions (3)	4	20	(16)	9	18	(9)
Total Basic Cable subscribers(4)	2,320	2,295	25	2,320	2,295	25
Core Cable ARPU(5)	$61.79	$57.97	$3.82	$60.47	$56.39	$4.08

High-speed Internet
Net additions	19	46	(27)	102	165	(63)
Total Internet subscribers (residential)(4)(6)(7)(8)	1,582	1,465	117	1,582	1,465	117
Internet ARPU(5)	$38.81	$36.67	$2.14	$37.82	$36.51	$1.31

Digital Cable
Terminals, net additions	137	110	27	404	374	30
Total terminals in service(4)	2,283	1,871	412	2,283	1,871	412
Households, net additions	61	61	-	191	219	(28)
Total households(4)	1,550	1,353	197	1,550	1,353	197

Cable telephony lines
Net additions and migrations(9)	40	65	(25)	182	290	(108)
Total Cable telephony lines(4)	840	656	184	840	656	184

Cable Revenue Generating Units ("RGUs")(10)
Net additions	124	192	(68)	484	692	(208)
Total RGUs	6,292	5,769	523	6,292	5,769	523

Circuit-switched lines
Net losses and migrations(9)	(39)	(3)	(36)	(119)	(37)	(82)
Total circuit-switched lines(7)	215	334	(119)	215	334	(119)

(1)	Certain of the comparative figures have been reclassified to conform to the current year presentation.
(2)	During 2008, a change in subscriber reporting resulted in a decrease to cable homes passed of approximately 150,000.
(3)
During the third quarter of 2008, a reclassification of certain subscribers had the impact of increasing basic cable net additions by approximately 16,000. In addition, basic cable net subscriber additions for the twelve months ended December 31, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.

(4)
Included in total subscribers at December 31, 2008 are approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital cable households and 2,000 cable telephony lines, representing 35,000 RGUs, acquired from Aurora Cable on June 12, 2008. These subscribers are not included in net additions for the twelve months ended December 31, 2008.

(5)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(6)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for the twelve months ended December 31, 2008.

(7)
Included in total subscribers at December 31, 2007 are approximately 3,000 high-speed Internet subscribers and 21,000 circuit-switched telephony lines, representing 24,000 RGUs, acquired from Futureway. These subscribers are not included in net additions for 2007.

(8)
Included in high-speed Internet subscribers are 10,000 and 14,000 ADSL subscribers at December 31, 2008 and 2007, respectively. In addition, ADSL subscriber losses were 2,000 in the three months ended December 31, 2008, while there were 3,000 subscriber additions in the three months ended December 31, 2007.

(9)
Includes approximately 21,000 and 60,000 migrations from circuit-switched to cable telephony for the three and twelve months ended December 31, 2008, respectively, and includes approximately 2,000 and 42,000 migrations from circuit-switched to cable telephony for the three and twelve months ended December 31, 2007, respectively.

(10)	Cable RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable telephony lines.

An overall economic slowdown in Ontario has resulted in lower net additions of most of our cable products compared to the previous year, and has most impacted sales of our Internet and Home Phone products.

Rogers Communications Inc.	17	Fourth Quarter 2008 Earnings Press Release

Core Cable Revenue

Within Cable Operations, the increase in Core Cable revenue for the three months ended December 31, 2008, compared to the corresponding period of the prior year, reflects further penetration of our digital cable product offerings, including increased HDTV adoption, combined with the year-over-year increase in the number of analog cable customers. Equipment sales revenue increased by $9 million when compared to the corresponding period in the prior year, which is primarily the result of the HD digital box sale (versus rental) campaign that ran during the quarter. Additionally, the impact of certain price changes introduced in March 2008 and in March 2007 to both our digital and basic cable services contributed to the growth in revenue.

The digital cable subscriber base grew by 15% from December 31, 2007 to December 31, 2008. Digital penetration now represents approximately 67% of basic cable households. Increased demand for HDTV and personal video recorder (“PVR”) digital set-top box equipment and digital content generally, combined with multi-product marketing campaigns, which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 61,000 in the three months ended December 31, 2008. HDTV digital cable subscribers were up 37% from December 31, 2007 to December 31, 2008, to 568,000 helped in part by an HD digital box purchase promotion during the quarter.

Internet (Residential) Revenue

The year-over-year increase in Internet revenues for the three months ended December 31, 2008, primarily reflects the 8% increase in the Internet subscriber base combined with increased ARPU resulting from Internet services price increases made during the previous twelve months and incremental revenue from additional usage charges.

With the high-speed Internet base now at approximately 1.6 million, Internet penetration is approximately 45% of the homes passed by our cable networks.

In addition to the economic impacts on sales as discussed above, the lower high-speed Internet net additions also reflect the growing penetration of broadband in Canada.

Rogers Home Phone Revenue

The revenue growth of Rogers Home Phone for the three months ended December 31, 2008, reflects the year-over-year growth in the cable telephony customer base, offset by the ongoing decline of the circuit-switched and long-distance only customer bases. The lower net additions of cable telephony lines versus the previous year reflects the impact of a slowing Ontario economy combined with increased win-back activities by incumbent telecom providers as Rogers’ market share increases.

The base of cable telephony lines grew 28% from December 31, 2007 to December 31, 2008. At December 31, 2008, cable telephony lines represented 36% of basic cable subscribers and 24% of the homes passed by our cable networks.

Cable continues to focus principally on growing its on-net cable telephony line base, and as part of this on-net focus, began to significantly de-emphasize circuit-switched sales earlier this year and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 40,000 net line additions to cable telephony during the quarter, approximately 21,000 were migrations of lines from our circuit-switched to our cable telephony platform.

Rogers Communications Inc.	18	Fourth Quarter 2008 Earnings Press Release

The greater number of circuit-switched net line losses during 2008 compared to the corresponding period of 2007 reflect Cable’s migrations of lines within the cable areas from the circuit-switched platform onto the cable telephony platform, combined with a significant de-emphasis since early 2008 on the sales and marketing of the lower margin circuit-switched telephony product in markets outside of the cable footprint. Because of the strategic decision to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers shrinks over time.

Cable Operations Operating Expenses

The increase in Cable’s operating expenses for the three months ended December 31, 2008 compared to the corresponding period of 2007 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone line bases, resulting in higher costs associated with programming content, customer care, network operations, credit and collection costs, costs associated with CRTC Part II fees, and increases in information technology costs. Additionally, during the fourth quarter of 2008 equipment costs increased by $17 million, which is primarily the result of an HD digital box sale (versus rental) campaign. Partially offsetting these increases was a reduction in certain costs associated with Cable’s Internet product resulting from a renegotiated agreement with Yahoo! which became effective January 1, 2008, a year-over-year reduction in selling expenditures resulting from lower volumes of RGU net additions than in the corresponding period of the prior year, and scale efficiencies across various functions.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, partially offset by the changes in Cable’s operating expenses. As a result, Cable Operations adjusted operating profit margins increased to 40.2% for the three months ended December 31, 2008, compared to 38.2% in the corresponding period of 2007.

Cable Operations’ base of circuit-switched local telephony customers as discussed above, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately 215,000 customers which have not been migrated to our cable network telephony platform with Cable Operations' telephony business, has a dilutive impact on operating profit margins.

Rogers Communications Inc.	19	Fourth Quarter 2008 Earnings Press Release

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

RBS operating revenue	$132	$140	(6)	$526	$571	(8)

Operating expenses before the undernoted
Sales and marketing expenses	7	18	(61)	26	75	(65)
Operating, general and administrative expenses	111	114	(3)	441	484	(9)
	118	132	(11)	467	559	(16)
Adjusted operating profit(1)	14	8	75	59	12	n/m
Stock option plan amendment(2)	-	-	n/m	-	(2)	n/m
Stock-based compensation recovery (expense)(2)	-	1	n/m	1	-	n/m
Integration and restructuring expenses(3)	(2)	(17)	(88)	(6)	(29)	(79)
Operating profit (loss)(1)	$12	$(8)	n/m	$54	$(19)	n/m

Adjusted operating profit margin(1)	10.6%	5.7%		11.2%	2.1%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net and the restructuring of RBS.

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2008	2007	Chg	2008	2007	Chg

Local line equivalents(1)
Total local line equivalents(2)	197	237	(40)	197	237	(40)

Broadband data circuits(3)
Total broadband data circuits(2)(4)	34	35	(1)	34	35	(1)

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)
Included in total subscribers at December 31, 2007 are approximately 14,000 local line equivalents and 1,000 broadband data circuits acquired from Futureway. These subscribers are not included in net additions for 2007.

(3)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(4)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.

RBS Revenue

The decrease in RBS revenues reflects a decline in lower margin resale and legacy data service businesses, with a shift in focus to increasing the strength of profitable relationships and leveraging revenue opportunities over Cable’s existing network. RBS continues to focus on retaining its existing medium-enterprise and carrier customer base, but in late 2007 it suspended most sales and marketing initiatives related to acquiring new medium and large business customers other than purely on-net opportunities within Cable’s footprint. For the three months ended December 31, 2008, RBS data and local revenues declined $9 million and $4 million, respectively, while long-distance revenue increased by $7 million compared to the corresponding period of the prior year.

Rogers Communications Inc.	20	Fourth Quarter 2008 Earnings Press Release

RBS continues to focus on managing the profitability of its existing customer base and evaluate profitable opportunities within the medium and large enterprise and carrier segments, while Cable Operations focuses on continuing to grow Rogers’ penetration of telephony and Internet services into the small business and home office markets within Cable’s territory.

RBS Operating Expenses

Operating, general and administrative expenses were relatively unchanged compared to the corresponding period of 2007 as a modest increase in carrier charges was offset by reductions in technical service and information technology costs.

The reduction in sales and marketing expenses for the three months ended December 31, 2008, compared to the corresponding period of the prior year, reflects streamlining initiatives associated with the refocusing of RBS’ business as discussed above.

RBS Adjusted Operating Profit

The changes described above resulted in RBS adjusted operating profit of $14 million for the three months ended December 31, 2008, compared to an adjusted operating profit of $8 million in the corresponding period of 2007.

ROGERS RETAIL

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Rogers Retail operating revenue	$117	$105	11	$417	$393	6

Operating expenses	116	108	7	414	397	4
Adjusted operating profit (loss)(1)	1	(3)	n/m	3	(4)	n/m
Stock option plan amendment(2)	-	-	n/m	-	(5)	n/m
Stock-based compensation recovery (expense)(2)	-	-	n/m	1	(1)	n/m
Integration and restructuring expenses(3)	(1)	-	n/m	(5)	-	n/m
Operating profit (loss)(1)	$-	$(3)	n/m	$(1)	$(10)	(90)

Adjusted operating profit (loss) margin(1)	0.9%	(2.9%)		0.7%	(1.0%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions and the closure of certain Rogers Retail stores.

Rogers Retail Revenue

The increase in Rogers Retail revenue for the three months ended December 31, 2008, compared to the corresponding period of 2007, was the result of increased sales of wireless products and services, partially offset by the continued decline in video rentals.

Rogers Communications Inc.	21	Fourth Quarter 2008 Earnings Press Release

Rogers Retail Adjusted Operating Profit

Adjusted operating profit at Rogers Retail was relatively unchanged for the three months ended December 31, 2008, compared to the corresponding period of the prior year, and reflects the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Additions to PP&E
Customer premise equipment	$113	$91	24	$284	$304	(7)
Scalable infrastructure	111	72	54	279	167	67
Line extensions	17	15	13	48	57	(16)
Upgrades and rebuild	19	14	36	35	43	(19)
Support capital	76	54	41	183	139	32
Total Cable Operations	336	246	37	829	710	17
RBS	11	25	(56)	36	83	(57)
Rogers Retail	9	9	-	21	21	-
	$356	$280	27	$886	$814	9

The increase in Cable Operations PP&E additions for the three months ended December 31, 2008, compared to the corresponding period of 2007, is primarily attributable to a larger subscriber base, increased demand for high-speed Internet access and the deployment of new technologies. This resulted in increased spending on scalable infrastructure related to, amongst other things, network capacity and continued investment in switched-digital technology. The year-over-year increase in support capital reflects higher investments in IT initiatives. Spending on CPE increased for the three months ended December 31, 2008, compared to the corresponding period of the prior year to support end-of-year digital promotional marketing activities.

The reduction in RBS PP&E additions for the three months ended December 31, 2008, compared to the corresponding period of the prior year, reflects the refocusing of RBS’s business as discussed above.

Rogers Communications Inc.	22	Fourth Quarter 2008 Earnings Press Release

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

MEDIA

Summarized Media Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2008(1)(2)	2007(3)	% Chg	2008(1)(2)	2007(3)	% Chg

Operating revenue	$394	$364	8	$1,496	$1,317	14

Operating expenses before the undernoted	348	301	16	1,354	1,141	19
Adjusted operating profit(4)	46	63	(27)	142	176	(19)
Stock option plan amendment(5)	-	-	n/m	-	(84)	n/m
Stock-based compensation recovery (expense)(5)	(5)	(1)	n/m	17	(10)	n/m
Integration and restructuring expenses(6)	(11)	-	n/m	(11)	-	n/m
Adjustment for CRTC Part II fees decision(7)	-	-	n/m	(6)	-	n/m
Operating profit(4)	$30	$62	(52)	$142	$82	73

Adjusted operating profit margin(4)	11.7%	17.3%		9.5%	13.4%

Additions to property, plant and equipment(4)	$32	$32	-	$81	$77	5

(1)	The operating results of channel m are included in Media’s results of operations from the date of acquisition on April 30, 2008.
(2)	The operating results of Outdoor Life Network are included in Media’s results of operations from the date of acquisition on July 31, 2008.
(3)	The operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.
(4)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(5)	See the section entitled “Stock-based Compensation”.
(6)	Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.
(7)	Relates to an adjustment for CRTC Part II fees related to prior periods.

Media Revenue

The increase in Media revenue for the three months ended December 31, 2008, over the corresponding period of 2007, primarily reflects the October 31, 2007 acquisition of Citytv which contributed $40 million and $28 million to revenue in the fourth quarter of 2008 and 2007, respectively. Excluding the impact of the Citytv acquisition, Media’s revenue for the fourth quarter 2008 would have increased 5% versus the corresponding period in 2007. Also contributing to revenue growth at Media was the Buffalo Bills NFL Toronto series, revenues from Major League Baseball and Sportsnet, offset by modest revenue declines at Publishing and Radio driven by advertising softness and The Shopping Channel driven by a challenging retail environment.

Media Operating Expenses

The increase in Media operating expenses for the three months ended December 31, 2008, compared to the corresponding period of 2007, primarily reflects an additional $11 million of Citytv operating costs versus the two month period following the October 31, 2007 acquisition date. Current year expenses also include the Buffalo Bills NFL Toronto series and CRTC Part II fees, both of which did not occur in 2007, partially offset by cost savings across various functions.

Rogers Communications Inc.	23	Fourth Quarter 2008 Earnings Press Release

Media Adjusted Operating Profit

The decrease in Media’s adjusted operating profit for the three months ended December 31, 2008, compared to the corresponding period of 2007, primarily reflects the revenue and expense changes discussed above and overall is reflective of the challenging economic conditions and the resultant declines in advertising and retail sales activity.

The challenging economic conditions have resulted in a weakening of industry expectations in the conventional television business. As a result of the challenging conditions and declines in advertising revenues, we recorded an impairment charge of $294 million. See the section entitled “Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets” for further details.

Media Additions to PP&E

The majority of Media’s PP&E additions in the three months ended December 31, 2008, reflect the construction of a new television production facility for the combined Toronto, Ontario operations of Citytv and OMNI, and are relatively unchanged from the three months ended December 31, 2007.

Recent Media Developments

Media announced that the CRTC had approved its application for a 24-hour news television channel to serve the city of Toronto and the Greater Toronto Area. The channel will reflect Citytv's unique brand of news delivery, will be complemented by content from Rogers’ ethnically diverse OMNI stations and will also feature news items contributed from other Rogers Media properties including The Fan 590, 680News, Sportsnet, Publishing and the Blue Jays.

OMNI was honoured by the Canadian Association of Broadcasters with Gold Ribbon Awards in two categories, including Diversity in News and Information Programming, and in Magazine Programming. These awards reaffirm OMNI’s excellence in delivering independent and third language programming to Canada’s multilingual and multicultural communities.

OVERVIEW OF RECENT FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

For the three months ended December 31, 2008, cash generated from operations before changes in non-cash operating working capital items, which is calculated by eliminating the effect of all non-cash items from net income, increased to $804 million from $791 million in the corresponding period of 2007.

Taking into account the changes in non-cash working capital items for the three months ended December 31, 2008, cash generated from operations was $840 million, compared to $839 million in the corresponding period of 2007. The cash generated from operations of $840 million, together with the following items, resulted in total net funds of approximately $868 million generated or raised in the three months ended December 31, 2008:

Rogers Communications Inc.	24	Fourth Quarter 2008 Earnings Press Release

•	receipt of $20 million aggregate net advances borrowed under our bank credit facility;

•	receipt of $1 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options;

•	receipt of $1 million in net proceeds from the settlement at maturity of certain Cross-Currency Swaps and the related forward foreign exchange contracts; and

•	receipt of $6 million from other net investments.

Net funds used during the three months ended December 31, 2008 totalled approximately $850 million, the details of which include funding:

•	additions to PP&E of $636 million, net of $147 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $159 million on our Class A Voting and Class B Non-Voting shares; and

•	additions to program rights and CRTC commitments aggregating $55 million.

Taking into account the cash deficiency of $37 million at the beginning of the period and the cash sources and uses described above, the cash deficiency at December 31, 2008 was $19 million.

Financing

Our long-term debt instruments are described in Note 15 to the 2007 Annual Audited Consolidated Financial Statements. During the three months ended December 31, 2008, an aggregate $20 million net advances were drawn under our bank credit facility.

In addition, on December 15, 2008, two of our Cross-Currency Swaps matured on their scheduled maturity date and, as a result, we received US$400 million and paid $475 million aggregate notional principal amounts on the settlement at maturity. Also on December 15, 2008, we settled forward foreign exchange contracts to sell an aggregate US$400 million in exchange for $476 million. As a result of the maturity of these Cross-Currency Swaps, our US$400 million 8.00% Senior Subordinated Notes due 2012 are no longer hedged.

At December 31, 2008, we had an aggregate $585 million of bank debt drawn under our $2.4 billion bank credit facility that matures in July 2013, leaving approximately $1.8 billion available to be drawn. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May, 2011.

Shelf Prospectuses

In order to maintain financial flexibility, in November 2007 RCI filed shelf prospectuses with securities regulators to qualify debt securities of RCI for sale in Canada and/or in the United States. In August 2008, US$1.75 billion aggregate principal amount of debt securities was issued in the United States pursuant to the U.S. dollar shelf prospectus. In October 2008, an amendment was filed to permit additional securities to be issued in Canada and the United States pursuant to the shelf prospectuses so that the limit available for securities to be issued in the United States pursuant to the U.S. dollar shelf prospectus was essentially restored to the range of the original shelf prospectus filings. The notice set forth in this paragraph does not constitute an offer of any securities for sale.

Rogers Communications Inc.	25	Fourth Quarter 2008 Earnings Press Release

Normal Course Issuer Bid

In January 2008, RCI filed an NCIB which authorizes us to repurchase up to the lesser of 15,000,000 of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million for a period of one year. On May 21, 2008, RCI repurchased for cancellation 1,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between RCI and an arm’s-length third party seller for an aggregate purchase price of $39.9 million and, on August 1, 2008, RCI repurchased for cancellation 3,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between RCI and an arm’s-length third party seller for an aggregate purchase price of $93.9 million. Each of these purchases was made under an issuer bid exemption order issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. In addition, in August and September 2008, RCI purchased an aggregate 77,400 of its outstanding Class B Non-Voting shares directly under the NCIB for an aggregate purchase price of $2.9 million. The NCIB expired on January 13, 2009. On February 18, 2009, RCI announced that it had filed a notice of intention to renew its prior NCIB for a further one-year period commencing February 20, 2009 and ending February 19, 2010. The number of Class B Non-Voting shares to be purchased under the renewed NCIB, if any, and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Cross-Currency Swaps, whether or not they qualify as hedges for accounting purposes, since all such Cross-Currency Swaps are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Cross-Currency Swaps regardless of qualifications for accounting purposes as a hedge.

On December 15, 2008, two of our Cross-Currency Swaps matured on their scheduled maturity date and, as a result, we received US$400 million and paid $475 million aggregate notional principal amounts on the settlement at maturity. Also on December 15, 2008, we settled forward foreign exchange contracts to sell an aggregate US$400 million in exchange for $476 million. As a result of the maturity of these Cross-Currency Swaps, our US$400 million 8.00% Senior Subordinated Notes due 2012 are no longer hedged.

As a result of the maturity of the Cross-Currency Swaps described above, on December 31, 2008, 93% of our U.S. dollar-denominated debt was hedged on an economic basis while 87% of our U.S. dollar-denominated debt was hedged on an accounting basis. That is, the Cross-Currency Swaps hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes and our US$400 million 8.00% Senior Subordinated Notes due 2012 are no longer hedged.

Rogers Communications Inc.	26	Fourth Quarter 2008 Earnings Press Release

Consolidated Hedged Position

(In millions of dollars, except percentages)	December 31, 2008			December 31, 2007

U.S. dollar-denominated long-term debt	US	$5,940		US	$4,190

Hedged with cross-currency interest rate exchange agreements	US	$5,540		US	$4,190

Hedged exchange rate	Cdn	$1.2043		Cdn	$1.3313

Percent hedged		93.3%	(1)		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$8,383		Cdn	$7,454
Total long-term debt at fixed rates	Cdn	$7,798		Cdn	$6,214
Percent of long-term debt fixed		93.0%			83.4%

Weighted average interest rate on long-term debt		7.29%			7.53%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on December 31, 2008, RCI accounted for 93% of its Cross-Currency Swaps as hedges against designated U.S. dollar-denominated debt. As a result, 87% of our U.S. dollar-denominated debt is hedged for accounting purposes versus 93% on an economic basis.

(2)	Long-term debt includes the effect of the Cross-Currency Swaps.

Fair Market Value Asset and Liability for Cross-Currency Swaps

In accordance with Canadian GAAP, we have recorded our Cross-Currency Swaps at an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit default swap spread ("CDS Spread") for the relevant term and counterparty for each Cross-Currency Swap. In the case of Cross-Currency Swaps accounted for as assets by Rogers (i.e. those Cross-Currency Swaps for which the counterparties owe Rogers on a net basis), the CDS Spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Cross-Currency Swaps accounted for as liabilities (i.e. - those Cross-Currency Swaps for which Rogers owes the counterparties), Rogers' CDS Spread is added to the risk-free discount rate. The estimated credit-adjusted values of the Cross-Currency Swaps are subject to changes in credit spreads of Rogers and its counterparties. In 2007, we recorded our Cross-Currency Swaps at the estimated risk-free fair value.

The effect of estimating the credit-adjusted fair value of Cross-Currency Swaps at December 31, 2008 is illustrated in the table below. As at December 31, 2008, the net liability of Rogers’ Cross-Currency Swap portfolio increased by $10 million to $154 million versus the net liability calculated on an unadjusted mark-to-market basis. The increase in the net liability is a result of the estimated fair value of the Cross-Currency Swaps accounted for as assets decreasing by $65 million while the estimated fair value of the Cross-Currency Swaps accounted for as liabilities decreased by $55 million.

Rogers Communications Inc.	27	Fourth Quarter 2008 Earnings Press Release

(In millions of dollars)	Swaps accounted for as assets (A)	Swaps accounted for as liabilities (B)	Net liability position (A + B)

Mark-to-market value - risk free analysis	$572	$(716)	$(144)

Mark-to-market value - credit-adjusted estimate (carrying value)	$507	$(661)	$(154)

Difference	$(65)	$55	$(10)

Of the $10 million impact, $7 million was recorded in the consolidated statement of income related to Cross-Currency Swaps not accounted for as hedges and $3 million related to hedges was recorded in other comprehensive income.

Outstanding Common Share Data

Set forth below is our outstanding common share data as at December 31, 2008.

December 31, 2008
Common Shares(1)

Class A Voting	112,462,014
Class B Non-Voting	523,429,539

Options to purchase Class B Non-Voting shares

Outstanding options	13,841,620
Outstanding options exercisable	9,228,740

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On August 19, 2008, we declared a quarterly dividend of $0.25 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $158 million was paid on October 1, 2008 to shareholders of record on September 3, 2008.

On October 28, 2008, we declared a quarterly dividend of $0.25 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $159 million was paid on January 2, 2009 to shareholders of record on November 25, 2008.

In February 2009, our Board of Directors adopted a dividend policy which increases the annual dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.

In addition, on February 17, 2009, the Board of Directors declared a quarterly dividend totaling $0.29 per share on each of its outstanding Class B Non-voting shares and Class A Voting shares, such dividend to be paid on April 1, 2009, to shareholders of record on March 6, 2009, and is the first quarterly dividend to reflect the newly increased $1.16 per share annual dividend level.

Rogers Communications Inc.	28	Fourth Quarter 2008 Earnings Press Release

2009 FINANCIAL AND OPERATING GUIDANCE

The following table outlines guidance ranges and assumptions for selected financial and operating statistics for 2009. This information is forward-looking and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and in related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

Full Year 2009 Guidance
	2008	2009
(Millions of dollars, except subscribers)	Actual	Guidance Range

Consolidated
Revenue (1)	$11,335	Up	5%	to	9%
Adjusted operating profit (2)	4,060	Up	3%	to	8%
Additions to PP&E (3)	2,021		(10%)	to	0%
Free cash flow (4)	1,464	Up	9%	to	23%
Annualized dividend	$1.00			$1.16

Supplementary Detail:

Revenue
Wireless (network revenue)	$5,843	Up	6%	to	10%
Cable Operations (5)	2,878	Up	6%	to	8%
Media	1,496		(6%)	to	4%

Adjusted operating profit (2)
Wireless	$2,806	Up	5%	to	9%
Cable Operations (5)	1,171	Up	6%	to	10%
Media (6)	142		(19%)	to	2%

Additions to PP&E
Wireless	$929		(10%)	to	(2%)
Cable Operations	829		(16%)	to	(7%)

1.	Consolidated revenue, includes revenue from Wireless equipment, RBS, Rogers Retail and Corporate items and eliminations in addition to Wireless Network, Cable Operations and Media revenue.
2.	Excludes stock-based compensation expense and integration and restructuring related expenditures.
3.
Consolidated additions to PP&E includes expenditures related to billing system development, Rogers Media and corporately owned real estate in addition to Wireless and Cable Operations PP&E expenditures.

4.	Free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
5.	Includes cable television, residential high-speed Internet and residential telephony services; excludes Rogers Business Solutions and Rogers Retail.
6.	Includes losses from Sports Entertainment estimated at $20 million in 2009.

Rogers Communications Inc.	29	Fourth Quarter 2008 Earnings Press Release

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars, number of shares outstanding in millions)	2008	2007	2008	2007

Operating profit	$902	$884	$4,078	$3,099
Add (deduct):
Stock option plan amendment	-	-	-	452
Stock-based compensation (recovery) expense	25	4	(100)	62
Adjustment for CRTC Part II fees decision	-	-	31	-
Integration and restructuring expenses	41	17	51	38
Contract renegotiation fee	-	52	-	52
Adjusted operating profit	$968	$957	$4,060	$3,703

Net income (loss)	$(138)	$254	$1,002	$637
Add (deduct):
Stock option plan amendment	-	-	-	452
Stock-based compensation (recovery) expense	25	4	(100)	62
Adjustment for CRTC Part II fees decision	-	-	31	-
Integration and restructuring expenses	41	17	51	38
Contract renegotiation fee	-	52	-	52
Loss on repayment of long-term debt	-	-	-	47
Impairment losses on goodwill, intangible assetsand other long-term assets	294	-	294	-
Debt issuance costs	-	-	16	-
Income tax impact	(58)	(25)	(34)	(222)
Adjusted net income	$164	$302	$1,260	$1,066

Adjusted basic earnings per share:
Adjusted net income	$164	$302	$1,260	$1,066
Divided by: weighted average number of shares outstanding	636	639	638	638
Adjusted basic earnings per share	$0.26	$0.47	$1.98	$1.67

Adjusted diluted earnings per share:
Adjusted net income	$164	$302	$1,260	$1,066
Divided by: diluted weighted average number of shares outstanding	636	639	638	642
Adjusted diluted earnings per share	$0.26	$0.47	$1.98	$1.66

Rogers Communications Inc.	30	Fourth Quarter 2008 Earnings Press Release

Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended December 31,		Twelve months ended December 31,
except ARPU figures and operating profit margin)	2008	2007	2008	2007

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,426	$1,283	$5,548	$4,868
Divided by: average postpaid wireless voice and data subscribers	6,362	5,832	6,142	5,618
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$74.71	$73.33	$75.27	$72.21

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$70	$70	$285	$273
Divided by: average prepaid subscribers	1,467	1,406	1,426	1,382
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$15.91	$16.59	$16.65	$16.46

Cost of acquisition per gross addition
Total sales and marketing expenses	$214	$186	$691	$653
Equipment margin loss (acquisition related)	63	43	219	149
	$277	$229	$910	$802
Divided by: total gross wireless additions (postpaid, prepaid and one-way messaging)	544	520	1,982	1,998
	$509	$440	$459	$401

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$476	$414	$1,833	$1,558
Equipment margin loss (retention related)	106	55	294	205
	$582	$469	$2,127	$1,763
Divided by: average total wireless subscribers	7,930	7,357	7,678	7,128
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$24.46	$21.25	$23.09	$20.61

Equipment margin loss
Equipment sales	$157	$110	$492	$349
Cost of equipment sales	(326)	(208)	(1,005)	(703)
	$(169)	$(98)	$(513)	$(354)

Acquisition related	$(63)	$(43)	$(219)	$(149)
Retention related	(106)	(55)	(294)	(205)
	$(169)	$(98)	$(513)	$(354)

Adjusted operating profit margin
Adjusted operating profit	$639	$658	$2,806	$2,589
Divided by network revenue	1,498	1,356	5,843	5,154
Adjusted operating profit margin	42.7%	48.5%	48.0%	50.2%

Rogers Communications Inc.	31	Fourth Quarter 2008 Earnings Press Release

Calculations of Cable Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended December 31,		Twelve months ended December 31,
except ARPU figures and operating profit margin)	2008	2007	2008	2007

Core Cable ARPU
Core Cable revenue	$430	$397	$1,669	$1,540
Divided by: average basic cable subscribers	2,320	2,283	2,300	2,276
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$61.79	$57.97	$60.47	$56.39

Internet ARPU
Internet revenue	$182	$160	$695	$608
Divided by: average Internet (residential) subscribers	1,563	1,454	1,531	1,388
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$38.81	$36.67	$37.82	$36.51

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$298	$260	$1,171	$1,008
Divided by revenue	741	680	2,878	2,603
Cable Operations adjusted operating profit margin	40.2%	38.2%	40.7%	38.7%

RBS adjusted operating profit margin:
Adjusted operating profit	$14	$8	$59	$12
Divided by revenue	132	140	526	571
RBS adjusted operating profit margin	10.6%	5.7%	11.2%	2.1%

Rogers Communications Inc.	32	Fourth Quarter 2008 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars, except per share amounts)	2008	2007	2008	2007

Operating revenue	$2,941	$2,687	$11,335	$10,123
Operating expenses:
Cost of sales	408	245	1,303	961
Sales and marketing	381	336	1,334	1,322
Operating, general and administrative	1,209	1,205	4,569	4,251
Stock option plan amendment	-	-	-	452
Integration and restructuring	41	17	51	38
Depreciation and amortization	471	408	1,760	1,603
Impairment losses on goodwill, intangible assets and other long-term assets	294	-	294	-
Operating income	137	476	2,024	1,496
Interest on long-term debt	(157)	(138)	(575)	(579)
Debt issuance costs	-	-	(16)	-
Foreign exchange gain (loss)	(77)	1	(99)	54
Loss on repayment of long-term debt	-	-	-	(47)
Change in the fair value of derivative instruments	43	(3)	64	(34)
Other income (expense), net	3	2	28	(4)
Income (loss) before income taxes	(51)	338	1,426	886
Income tax expense (recovery):
Current	1	(2)	3	(1)
Future	86	86	421	250

Net income (loss) for the period	$(138)	$254	$1,002	$637

Net income (loss) per share:
Basic	$(0.22)	$0.40	$1.57	$1.00
Diluted	(0.22)	0.40	1.57	0.99

Rogers Communications Inc.	33	Fourth Quarter 2008 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars)	2008	2007	2008	2007

Cash provided by (used in):
Operating activities:
Net income for the period	$(138)	$254	$1,002	$637
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	471	408	1,760	1,603
Impairment losses on goodwill, intangible assets, and other long-term assets	294	-	294	-
Program rights and Rogers Retail rental amortization	43	35	146	92
Future income taxes	86	86	421	250
Unrealized foreign exchange loss (gain)	53	-	65	(46)
Change in the fair value of derivative instruments	(43)	3	(64)	34
Loss on repayment of long-term debt	-	-	-	47
Stock option plan amendment	-	-	-	452
Stock-based compensation expense (recovery)	25	4	(100)	62
Amortization of fair value increment of long-term debt	(1)	(1)	(5)	(6)
Other	14	2	3	10
	804	791	3,522	3,135
Change in non-cash operating working capital items	36	48	(215)	(310)
	840	839	3,307	2,825

Investing activities:
Additions to property, plant and equipment	(783)	(624)	(2,021)	(1,796)
Change in non-cash working capital items related to property, plant and equipment	147	119	40	(20)
Acquisition of spectrum licences	-	-	(1,008)	-
Acquisitions, net of cash and cash equivalents acquired	-	(408)	(191)	(537)
Additions to program rights and CRTC commitments	(55)	(26)	(150)	(67)
Other	6	(9)	(7)	(18)
	(685)	(948)	(3,337)	(2,438)

Financing activities:
Issuance of long-term debt	675	690	4,474	5,476
Repayment of long-term debt	(655)	(485)	(3,335)	(5,623)
Premium on repayment of long-term debt	-	-	-	(59)
Financing costs incurred	-	-	-	(4)
Payment on re-couponing of cross-currency interest rate exchange agreements	-	-	(375)	-
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	(969)	-	(969)	(873)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	970	-	970	838
Repurchase of Class B Non-Voting shares	-	-	(137)	-
Issuance of capital stock on exercise of stock options	1	1	3	27
Dividends paid	(159)	(80)	(559)	(211)
	(137)	126	72	(429)
Increase (decrease) in cash and cash equivalents	18	17	42	(42)

Cash deficiency, beginning of period	(37)	(78)	(61)	(19)

Cash deficiency, end of period	$(19)	$(61)	$(19)	$(61)

Supplemental cash flow information:
Income taxes paid	$-	$-	$1	$1
Interest paid	162	177	532	605

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars)	2008	2007	2008	2007

Cash provided by (used in):
Increase in accounts receivable	$(92)	$(51)	$(166)	$(122)
Decrease (increase) in other assets	(105)	17	(176)	(71)
Increase (decrease) in accounts payable and accrued liabilities	220	68	115	(115)
Increase (decrease) in unearned revenue	13	14	12	(2)

	$36	$48	$(215)	$(310)

Rogers Communications Inc.	34	Fourth Quarter 2008 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	December 31,	December 31,
(In millions of dollars)	2008	2007

Assets

Current assets
Accounts receivable	$1,403	$1,245
Other current assets	442	304
Future income tax assets	446	594
	2,291	2,143
Property, plant and equipment	7,898	7,289
Goodwill	3,024	3,027
Intangible assets	2,761	2,086
Investments	343	485
Derivative instruments	507	-
Other long-term assets	269	295

	$17,093	$15,325

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$19	$61
Accounts payable and accrued liabilities	2,412	2,260
Current portion of long-term debt	1	1
Current portion of derivative instruments	45	195
Unearned revenue	239	225
	2,716	2,742

Long-term debt	8,506	6,032
Derivative instruments	616	1,609
Other long-term liabilities	184	214
Future income tax liabilities	344	104
Fair value of derivative instruments	-	-
	12,366	10,701

Shareholders' equity	4,727	4,624

	$17,093	$15,325

Rogers Communications Inc.	35	Fourth Quarter 2008 Earnings Press Release

SUPPLEMENTARY INFORMATION

Investments

			December 31,	December 31,
(In millions of dollars)			2008	2007

			Carrying	Carrying
			Value	Value

Publicly traded companies, at quoted market value:

Cogeco Cable Inc.	6,595,675	Subordinate Voting Common shares	$228	$315

Cogeco Inc.	3,399,800	Subordindate Voting Common shares	85	134

Other publicly traded companies			6	16
			319	465

Private companies, at cost			17	8

Investments accounted for by the equity method			7	12

			$343	$485

Rogers Communications Inc.	36	Fourth Quarter 2008 Earnings Press Release

Long-term Debt

	Due	Principal	Interest	December 31,	December 31,
(In millions of dollars)	date	amount	Rate	2008	2007

Corporate:
Bank credit facility			Floating	$585	$1,240
Senior Notes	2018	$ U.S. 1,400	6.80%	1,714	-
Senior Notes	2038	U.S. 350	7.50%	429	-
Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S. 490	9.625%	600	484
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	575	464
Senior Notes	2014	U.S. 750	6.375%	918	741
Senior Notes	2015	U.S. 550	7.50%	673	543
Senior Subordinated Notes	2012	U.S. 400	8.00%	490	395
Fair value increment arising from purchase accounting				12	17
Formerly Rogers Cable Inc.:
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	429	346
Senior Notes	2013	U.S. 350	6.25%	429	346
Senior Notes	2014	U.S. 350	5.50%	429	346
Senior Notes	2015	U.S. 280	6.75%	343	277
Senior Debentures	2032	U.S. 200	8.75%	245	198

Capital leases and other			Various	1	1
				8,507	6,033

Less current portion				1	1
				$8,506	$6,032

Shareholders’ Equity

									Accumulated
									other
	Class A Voting Shares			Class B Non-Voting Shares				Retained	comprehensive	Total
		Number of			Number of		Contributed	earnings	Income	Shareholders'
	Amount	shares		Amount	shares		Surplus	(deficit)	(loss)	Equity
(in millions of dollars, except number of shares)		(000s	)		(000s	)
Balances, January 1, 2008:	$72	112,462		$471	527,005		$3,689	$342	$50	$4,624
Net income for the period	-	-		-	-		-	1,002	-	1,002
Shares issued on exercise of stock options	-	-		21	502		-	-	-	21
Dividends declared	-	-		-	-		-	(638)	-	(638)
Repurchase of Class B Non-Voting shares	-	-		(4)	(4,077)		(129)	(4)	-	(137)
Other comprehensive income (loss)	-	-		-	-		-	-	(145)	(145)
Balances, December 31, 2008	$72	112,462		$488	523,430		$3,560	$702	$(95)	$4,727

Rogers Communications Inc.	37	Fourth Quarter 2008 Earnings Press Release

Calculation of Net Income (Loss) Per Share

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions, except per share amounts)	2008	2007	2008	2007

Numerator:
Net income (loss) for the period, basic and diluted	$(138)	$254	$1,002	$637

Denominator (in millions):
Weighted average number of shares outstanding - basic	636	639	638	638
Effect of dilutive securities:
Employee stock options	-	-	-	4
Weighted average number of shares outstanding - diluted	636	639	638	642

Net income (loss) per share:
Basic	$(0.22)	$0.40	$1.57	$1.00
Diluted	(0.22)	0.40	1.57	0.99

Rogers Communications Inc.	38	Fourth Quarter 2008 Earnings Press Release

Segmented Information

For the Three Months Ended December 31, 2008

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,655	$985	$394	$(93)	$2,941

Cost of sales	326	59	49	(26)	408
Sales and marketing	214	115	79	(27)	381
Operating, general and administrative	476	498	220	(10)	1,184
	639	313	46	(30)	968
Integration and restructuring	14	10	11	6	41
Stock-based compensation (recovery) expense	4	7	5	9	25
	621	296	30	(45)	902
Depreciation and amortization	178	206	19	68	471
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	294	-	294
Operating income (loss)	$443	$90	$(283)	$(113)	$137
Interest on long-term debt					(157)
Foreign exchange loss					(77)
Change in fair value of derivative instruments					43
Other income					3
Loss before income taxes					$(51)
Additions to PP&E	$310	$356	$32	$85	$783

For the Three Months Ended December 31, 2007

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,466	$923	$364	$(66)	$2,687

Cost of sales	208	51	46	(60)	245
Sales and marketing	186	137	66	(53)	336
Operating, general and administrative	414	470	189	76	1,149
	658	265	63	(29)	957
Integration and restructuring	-	17	-	-	17
Stock-based compensation (recovery) expense	2	(2)	1	3	4
Contract renegotiation fee	-	52	-	-	52
	656	198	62	(32)	884
Depreciation and amortization	133	194	15	66	408
Operating income (loss)	$523	$4	$47	$(98)	476

Interest on long-term debt					(138)
Foreign exchange gain					1
Change in fair value of derivative instruments					(3)
Other income					2
Income before income taxes					$338
Additions to PP&E	$252	$280	$32	$60	$624

Rogers Communications Inc.	39	Fourth Quarter 2008 Earnings Press Release

Segmented Information

For the Twelve Months Ended December 31, 2008

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$6,335	$3,809	$1,496	$(305)	$11,335

Cost of sales	1,005	197	178	(77)	1,303
Sales and marketing	691	466	269	(92)	1,334
Operating, general and administrative	1,833	1,913	907	(15)	4,638
	2,806	1,233	142	(121)	4,060
Integration and restructuring	14	20	11	6	51
Stock-based compensation (recovery) expense	(5)	(32)	(17)	(46)	(100)
Adjustment for CRTC Part II fees decision	-	25	6	-	31
	2,797	1,220	142	(81)	4,078
Depreciation and amortization	588	791	76	305	1,760
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	294	-	294
Operating income (loss)	$2,209	$429	$(228)	$(386)	$2,024
Interest on long-term debt					(575)
Debt issuance costs					(16)
Foreign exchange loss					(99)
Change in fair value of derivative instruments					64
Other income					28
Income before income taxes					$1,426
Additions to PP&E	$929	$886	$81	$125	$2,021

For the Twelve Months Ended December 31, 2007

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$5,503	$3,558	$1,317	$(255)	$10,123

Cost of sales	703	186	173	(101)	961
Sales and marketing	653	519	226	(76)	1,322
Operating, general and administrative	1,558	1,837	742	-	4,137
	2,589	1,016	176	(78)	3,703
Stock option plan amendment	46	113	84	209	452
Integration and restructuring	-	38	-	-	38
Stock-based compensation (recovery) expense	11	11	10	30	62
Contract renegotiation fee	-	52		-	52
	2,532	802	82	(317)	3,099
Depreciation and amortization	560	737	52	254	1,603
Operating income (loss)	$1,972	$65	$30	$(571)	$1,496
Interest on long-term debt					(579)
Loss on repayment of long-term debt					(47)
Foreign exchange gain					54
Change in fair value of derivative instruments					(34)
Other expense					(4)
Income before income taxes					$886
Additions to PP&E	$822	$814	$77	$83	$1,796

Rogers Communications Inc.	40	Fourth Quarter 2008 Earnings Press Release

Segmented Information

For the Three Months Ended December 31, 2008

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$741	$132	$117	$(5)	$985

Cost of sales	-	-	59	-	59
Sales and marketing	58	7	50	-	115
Operating, general and administrative	385	111	7	(5)	498
	298	14	1	-	313
Integration and restructuring	7	2	1	-	10
Stock-based compensation (recovery) expense	7	-	-	-	7
	284	12	-	-	296
Depreciation and amortization					206
Operating income					$90
Additions to PP&E	$336	$11	$9	$-	$356

For the Three Months Ended December 31, 2007

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$680	$140	$105	$(2)	$923

Cost of sales	-	-	51	-	51
Sales and marketing	69	18	50	-	137
Operating, general and administrative	351	114	7	(2)	470
	260	8	(3)	-	265
Integration and restructuring	-	17	-	-	17
Stock-based compensation (recovery) expense	(1)	(1)	-	-	(2)
Contract renegotiation fee	52	-	-	-	52
	209	(8)	(3)	-	198
Depreciation and amortization					194
Operating income					$4
Additions to PP&E	$246	$25	$9	$-	$280

Rogers Communications Inc.	41	Fourth Quarter 2008 Earnings Press Release

Segmented Information

For the Twelve Months Ended December 31, 2008

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$2,878	$526	$417	$(12)	$3,809

Cost of sales	-	-	197	-	197
Sales and marketing	248	26	192	-	466
Operating, general and administrative	1,459	441	25	(12)	1,913
	1,171	59	3	-	1,233
Integration and restructuring	9	6	5	-	20
Stock-based compensation (recovery) expense	(30)	(1)	(1)	-	(32)
Adjustment for CRTC Part II fees decision	25	-	-	-	25
	1,167	54	(1)	-	1,220
Depreciation and amortization					791
Operating income					$429
Additions to PP&E	$829	$36	$21	$-	$886
For the Twelve Months Ended December 31, 2007

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$2,603	$571	$393	$(9)	$3,558

Cost of sales	-	-	186	-	186
Sales and marketing	257	75	187	-	519
Operating, general and administrative	1,338	484	24	(9)	1,837
	1,008	12	(4)	-	1,016
Stock option plan amendment	106	2	5	-	113
Integration and restructuring	9	29	-	-	38
Stock-based compensation (recovery) expense	10	-	1	-	11
Contract renegotiation fee	52	-	-	-	52
	831	(19)	(10)	-	802
Depreciation and amortization					737
Operating income					$65
Additions to PP&E	$710	$83	$21	$-	$814

Rogers Communications Inc.	42	Fourth Quarter 2008 Earnings Press Release

Audited Full Year 2008 Financial Statements

In late February 2009, we intend to file with securities regulators in Canada and the U.S. our Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2008 and MD&A in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com, sedar.com, and sec.gov websites or upon request.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This earnings release includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this earnings release. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Rogers Communications Inc.	43	Fourth Quarter 2008 Earnings Press Release

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, see the MD&A sections of our 2007 Annual Report entitled “Risks and Uncertainties Affecting Our Businesses” (found on pages 55 to 59), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections of our Third Quarter 2008 MD&A. Our annual and quarterly reports can be found at www.rogers.com, www.sedar.com, and www.sec.gov or are available directly from Rogers.

Additional Information

Additional information relating to our company and business, including our 2007 Annual MD&A and 2007 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Rogers Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Corporate and Media: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless and Cable: Terrie Tweddle, (416) 935 4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 8:00 a.m. ET today, February 18. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	44	Fourth Quarter 2008 Earnings Press Release